EXHIBIT 99.14

Chunghwa Telecom announces its operating results for July 2017

Date of events: 2017/08/10

Contents:

1.Date of occurrence of the event:2017/08/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: Chunghwa Telecom consolidated revenue for July 2017 was NT$18.62 billion, a 0.2 % decrease year-over-year. Operating costs and expense were NT$14.26 billion, a 3.7% decrease year-over-year. Operating income was NT$4.36 billion, a 12.7% increase year-over-year. Pretax income was NT$4.40 billion, a 13.1% increase year-over-year. Net income attributable to stockholders of the parent company was NT$3.56 billion, a 12.2% increase year-over-year, and EPS was NT$0.46.

Accumulated till the end of July, total revenue was NT$128.83 billion, a 2.3% decrease year-over-year.

Operating income was NT$28.21 billion, a 7.6% decrease year-over-year. Pretax income was NT$29.07 billion, a 8.2% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$23.60 billion, a 8.9% decrease year-over-year and EPS was NT$3.04. Additionally, accumulated total revenue, operating income, pretax income and EPS of the third quarter were respectively 32.0%, 36.8%, 36.2% and 36.4% of the guidance of the third quarter.

In July, mobile communications business revenue grew year-over-year. Sales revenue increased and value-added service revenue also increased driven by the growth of 4G and mobile internet subscriber base. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from market competition and VoIP substitution.

Internet revenue increased year-over-year. Broadband access revenue remained flat while MOD revenue increased year-over-year. Local revenue remained flat and ICT project revenue decreased year-over-year.

Operating costs and expenses in July decreased year-over-year mainly due to the decrease of interconnection expenses, ICT project costs and depreciation expenses which was partially offset by the increase in cost of goods sold.

6.Countermeasures:None

7.Any other matters that need to be specified:None